INTERNATIONAL SHIPHOLDING CORPORATION

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

9.00% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

International Shipholding Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended, in accordance with Section 151 of the General Corporation Law of the State of Delaware, does hereby certify that:

1. The name of the corporation is International Shipholding Corporation (the “Company”).

2. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on October 20, 1978, and has been amended or restated from time to time. The Restated Certificate of Incorporation of the Company (as may be amended or restated from time to time, the “Restated Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on May 24, 1996.

3. Pursuant to authority conferred upon the Board of Directors of the Company by the Restated Certificate of Incorporation, and pursuant to the provisions of Sections 103, 141(c)(2) and 151(g) of the General Corporation Law of the State of Delaware, a duly authorized committee of directors of the Company, at a duly convened meeting on July 25, 2013, adopted the following resolution creating a series of 350,000 shares of preferred stock of the Company designated as 9.00% Series B Cumulative Redeemable Perpetual Preferred Stock:

RESOLVED, that, pursuant to authority conferred by Article IV of the Company’s Restated Certificate of Incorporation, the 9.00% Series B Cumulative Redeemable Perpetual Preferred Stock is hereby authorized and established as a new and separate series of preferred stock of the Company, having the designations, powers, preferences and rights, and being subject to the qualifications, limitations and restrictions, fixed as set forth below:

Section 1. Number of Shares and Designation. This series of preferred stock shall be designated as 9.00% Series B Cumulative Redeemable Perpetual Preferred Stock, par value $1.00 per share (the “Series B Preferred Shares”). The number of shares that shall constitute such series shall be 350,000, subject to being increased or decreased in the manner permitted by the General Corporation Law of the State of Delaware.

Section 2. Definitions. For purposes of the Series B Preferred Shares and as used in this Certificate, the following terms shall have the meanings indicated below:

“Board” means the Board of Directors of the Company or any committee of members of the Board of Directors authorized by such board to perform any of its responsibilities with respect to the Series B Preferred Shares.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“By-Laws” means the amended and restated bylaws of the Company, as may be further amended or restated from time to time.

“Cash and Cash Equivalents” means, as of any given Measurement Date, the Company’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Certificate” means this Certificate of Designations, Preferences and Rights of the Series B Preferred Shares.

A “Change of Control” will be deemed to have occurred on the date: (i) that a “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 50% of the total voting power of the Voting Stock of the Company, or (ii) of the consummation of a merger or share exchange (including, for purposes of this definition, a consolidation) of the Company with another entity where the Company’s stockholders immediately prior to the merger or share exchange would beneficially own, immediately after the merger or share exchange, shares representing less than 50% of the outstanding Voting Stock of the corporation issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of the Board immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the members of the board of directors of the corporation issuing cash or securities in the merger or share exchange.

“Common Stock” means any of the Company’s capital stock that is not Preferred Stock, including the common stock of the Company, par value $1.00 per share.

“Company” means International Shipholding Corporation.

“Dividend Payment Date” means each January 30, April 30, July 30 and October 30, commencing October 30, 2013.

“Dividend Period” means the quarterly dividend period commencing on each of January 30, April 30, July 30 and October 30 of each year (other than the initial Dividend Period, which shall commence on the date the applicable Series B Preferred Shares are issued) and ending on but excluding the applicable Dividend Payment Date for such period; provided, however, that any Dividend Period during which any Series B Preferred Shares shall be redeemed pursuant to Section 5 hereof shall end on but exclude the Redemption Date only with respect to the Series B Preferred Shares being redeemed.

“Dividend Rate” means the dividend rate accruing on the Series B Preferred Shares, as applicable from time to time pursuant to the terms hereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Intangible Assets” means, in respect of the Company as of any given Measurement Date, the intangible assets of the Company of the types, if any, presented in the Company’s consolidated balance sheet as of such date.

“Junior Securities” has the meaning set forth in Section 7(a) hereof.

“Liquidation” means any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary; provided, however, that a consolidation or merger of the Company with or into any other entity, individually or in a series of transactions, shall not be deemed to be a Liquidation.

“Measurement Date” means the last date of any fiscal quarter for which the Company is required to calculate its Net Worth to Preferred Stock Ratio.

“Net Worth” means, as of any given Measurement Date, the result of, without duplication:

(a) Total Assets, less

(b) Intangible Assets, less

(c) Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board Accounting Standards Codification 820 or any successor accounting standard thereto).

“Net Worth to Preferred Stock Ratio” means, as of any given Measurement Date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Company as of any given Measurement Date, the non-recourse liabilities as described in subparts (a) through (h) of the definition of Total Borrowings and of the types, if any, presented in the Company’s consolidated balance sheet as of such date.

“original issue date” means, as used in Section 7 hereof with respect to the Series B Preferred Shares, August 1, 2013.

“Parity Securities” has the meaning set forth in Section 7(b) hereof.

“Preferred Stock” means (i) the outstanding Series B Preferred Shares, (ii) the outstanding Series A Preferred Shares and (iii) any other class or series of the Company’s outstanding capital stock, however designated, which entitles the holder thereof to a preference over shares of the Common Stock as to the payment of dividends or as to the distribution of assets upon any Liquidation of the Company.

“Preferred Stock Amount” means, in respect of any series of Preferred Stock other than Junior Securities, the sum, without duplication, of (x) the aggregate liquidation preference of the outstanding shares of such Preferred Stock as of the relevant Measurement Date and (y) the aggregate amount of any accumulated and unpaid dividends in respect of the outstanding shares of such Preferred Stock as of the relevant Measurement Date.

“Preferred Stock Directors” has the meaning set forth in Section 8(b)(ii) hereof.

“Record Date” has the meaning set forth in Section 3(a) hereof.

“Redemption Date” means the date fixed for redemption of the Series B Preferred Shares and specified in any notice to holders furnished under Section 5(e) hereof.

“Registrar and Transfer Agent” means American Stock Transfer & Trust Company, LLC, or such other agent or agents of the Company as may be designated from time to time by the Board or its duly authorized designee as the transfer agent and registrar for the Series B Preferred Shares.

“Restated Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company (as it may be amended or restated from time to time) as filed with the Secretary of State of the State of Delaware on May 24, 1996.

“Securities Depository” has the meaning set forth in Section 14 hereof.

“Senior Securities” has the meaning set forth in Section 7(c) hereof.

“Series A Preferred Shares” means, as of any given date, the shares of the Company’s 9.50% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $1.00 per share, that are outstanding on such date.

“Series B Preferred Shares” has the meaning set forth in Section 1 hereof.

“set apart for payment” shall be deemed to include, without any further action, the following: the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry that indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Company, the initial and continued allocation of funds to be so paid on any series or class of shares of capital stock of the Company; provided, however, that if any funds for any class or series of Junior Securities or any class or series of Parity Securities are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series B Preferred Shares shall mean irrevocably placing such funds in a separate account or irrevocably delivering such funds to a disbursing, paying or other similar agent.

“Stated Rate” means 9.00% per annum.

“Total Assets” means, in respect of the Company on a consolidated basis as of any given Measurement Date, the aggregate of the following, without duplication:

(a) all of the assets of the Company of the types presented on its consolidated balance sheet as of such date; less

(b) Cash and Cash Equivalents; less

(c) Non-Recourse Liabilities; and less

(d) indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Company is required to record on its books under U.S. GAAP even though the Company is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Company on a consolidated basis as of any given Measurement Date, the aggregate of the following, without duplication:

(a) the outstanding principal amount of any moneys borrowed; plus

(b) the outstanding principal amount of any acceptance under any acceptance credit; plus

(c) the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d) the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f) the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g) any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h) the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Company to the extent that such guaranteed indebtedness is determined and given a value in respect of the Company on a consolidated basis in accordance with U.S. GAAP; less

(i) Cash and Cash Equivalents; less

(j) Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a) indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b) indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Company is required to record on its books under U.S. GAAP even though the Company is no longer the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

“Voting Preferred Securities” means (i) with respect to any matter upon which the holders of Series B Preferred Shares are entitled to vote pursuant to Section 8(b) hereof, shares of any other class or series of outstanding Preferred Stock upon which like voting rights have been conferred and are then exercisable – including the Series A Preferred Shares, if applicable – and which are then entitled to vote as a class with the holders of the Series B Preferred Shares with respect to the election of those two directors and (ii) with respect to any matter upon which the holders of Series B Preferred Shares are entitled to vote pursuant to Section 8(f) hereof, shares of any class or series of outstanding Parity Securities upon which like voting rights have been conferred and are then exercisable – including the Series A Preferred Shares, if applicable - and which are then entitled to vote as a class with the holders of the Series B Preferred Shares with respect to such matter.

“Voting Stock” means stock of any class or kind having the power to vote generally for the election of the Company’s directors.

Section 3. Dividends.

(a) Holders of issued and outstanding Series B Preferred Shares shall be entitled to receive, when, as and if declared by the Board out of funds of the Company legally available for the payment of distributions, cumulative preferential cash dividends at a rate per annum equal to the Stated Rate of the $100.00 per share stated liquidation preference of the Series B Preferred Shares, subject to the adjustment in the manner described in Section 3(d) hereof. Except as otherwise provided in Section 3(d) hereof, the Dividend Rate shall be equal to the Stated Rate. Dividends shall accrue and accumulate on each issued and outstanding share of the Series B Preferred Shares on a daily basis during each Dividend Period, from and including the preceding Dividend Payment Date or the original date of issuance of such share, as the case may be, to but excluding the applicable Dividend Payment Date for such period, and shall be payable on each Dividend Payment Date, commencing October 30, 2013, when, as and if declared by the Board. Such dividends shall accrue on accumulated and unpaid dividends at the Dividend Rate; provided, however, that if any Dividend Payment Date is not a Business Day, then the dividend that would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day by reason of such later payment. Dividends payable on the Series B Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be, except in the case of payments of dividends in arrears as provided in Section 3(b) hereof, the Business Day immediately preceding the applicable Dividend Payment Date or such other date designated by the Board that is not more than 30 days nor less than 10 days prior to such Dividend Payment Date (each such date, a “Record Date”).

(b) No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on all outstanding Series B Preferred Shares and any outstanding Parity Securities through the most recent respective Dividend Payment Dates and (b) the Company is in compliance with the Net Worth to Preferred Stock Ratio as further described in Section 9 hereof. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board and paid on any date fixed by the Board, whether or not such date is a Dividend Payment Date, to holders of the Series B Preferred Shares on the Record Date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series B Preferred Shares and any outstanding Parity Securities are paid, any partial payment will be made pro rata with respect to the Series B Preferred Shares and any outstanding Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series B Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends described in this Section 3. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a) hereof, no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series B Preferred Shares.

(c) No later than the close of business, New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, in respect of the Series B Preferred Shares that have been declared by the Board to the holders of such shares, as such holders’ names appear on the Company’s stock transfer books maintained by the Registrar and Transfer Agent, as of the applicable Record Date.

(d) Upon the failure of the Company to pay dividends in full in respect of the Series B Preferred Shares on any two Dividend Payment Dates, whether consecutive or not, the per annum dividend rate shall increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum, or $0.50 per quarter, per Series B Preferred Share commencing on and after the day following such second Dividend Payment Date. Thereafter, on each subsequent Dividend Payment Date on which cash dividends on the Series B Preferred Shares shall not be declared and paid, the annual Dividend Rate on the Series B Preferred Shares Payable shall increase by an additional 2.00% per annum per $100.00 stated liquidation preference per Series B Preferred Share, up to a maximum annual Dividend Rate on the Series B Preferred Shares of 18.00%. Notwithstanding the foregoing, each such increase in the annual dividend rate on the Series B Preferred Shares will lapse if and when the Company has paid all accrued but unpaid dividends on the Series B Preferred Shares for three consecutive Dividend Payment Dates. The Dividend Rate will then return to the Stated Rate, subject to the revesting of the right of holders of the Series B Preferred Shares to receive a Dividend Rate increase on the terms and under the circumstances described in this Section 3(d).

(e) Provided the Series B Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will be responsible for crediting accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series B Preferred Shares in accordance with the instructions of such beneficial owners.

Section 4. Liquidation Preference.

(a) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities (including the Series A Preferred Shares), upon any Liquidation of the Company, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets upon any Liquidation of the Company, each holder of outstanding Series B Preferred Shares shall be entitled to receive an amount of cash equal to $100.00 per share plus an amount of cash equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders. If, upon any Liquidation of the Company, the assets of the Company, or proceeds thereof, available for distribution to the holders of the Series B Preferred Shares and any outstanding Parity Securities shall be insufficient to pay in full the preferential amount payable to the holders of the Series B Preferred Shares as described in this Section 4(a) and any liquidating payments required to be paid with respect to any shares of any other class or series of Parity Securities upon any Liquidation of the Company, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Shares and any such Parity Securities ratably in accordance with the respective amounts that would otherwise be payable on such Series B Preferred Shares and any such Parity Securities if all such amounts payable thereon were paid in full.

(b) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company, after payment shall have been made in full to the holders of the Series B Preferred Shares and any outstanding Parity Securities, as provided in Section 4(a) hereof, the holders of any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares shall not be entitled to share therein or have any other right or claim to such assets.

Section 5. Redemption.

(a) The Series B Preferred Shares shall not be redeemable by the Company prior to October 30, 2018, except following a Change of Control as provided in Section 5(b) hereof. On and after October 30, 2018, the Company may redeem the Series B Preferred Shares, in whole at any time or from time to time in part, at the option of the Company, for cash, at a redemption price of $100.00 per Series B Preferred Share plus the amount of accrued dividends indicated in Section 5(c) hereof.

(b) Within 120 days following the date on which a Change of Control has occurred, the Company will have the right, but not the obligation, to redeem the Series B Preferred Shares, in whole but not in part, for cash, at a redemption price of $100.00 per Series B Preferred Share plus the amount of accrued dividends indicated in Section 5(c) hereof.

(c) Upon any redemption of Series B Preferred Shares pursuant to this Section 5, the Company shall pay any accumulated accrued and unpaid dividends in arrears thereon (whether or not declared) to, but not including, the Redemption Date.

(d) Notwithstanding the foregoing, if as of any particular date all accumulated accrued and unpaid dividends on the Series B Preferred Shares and any other outstanding class or series of Parity Securities of the Company have not been paid or declared and set apart for payment, the Company shall not repurchase, redeem or otherwise acquire, whether under this Section 5 or otherwise, in whole or part: (i) any Series B Preferred Shares or Parity Securities unless (x) all outstanding Series B Preferred Shares and Parity Securities are simultaneously redeemed or (y) any such repurchase, redemption or acquisition is effected pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares and any Parity Securities; or (ii) any Common Stock or other Junior Securities.

(e) Written notice of the redemption of any Series B Preferred Shares under this Section 5 shall be mailed, postage prepaid, to each holder of record of Series B Preferred Shares to be redeemed at the address of each such holder as shown on the Company’s stock transfer records, not less than 30 days nor more than 60 days prior to the Redemption Date. Neither the failure to give notice required by this Section 5(e), nor any defect in the notice therein or in the mailing thereof, to any particular holder, shall affect the validity of the redemption proceedings with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (i) the Redemption Date; (ii) the redemption price per Series B Preferred Share (determined as set forth in Section 5(a) or 5(b) hereof, as applicable, and Section 5(c) hereof); (iii) the number of Series B Preferred Shares to be redeemed and, if fewer than all the shares held by such holder are to be redeemed in connection with any partial redemption, the number (and the identification) of such shares to be redeemed from such holder; (iv) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered for payment; (v) that dividends on the shares to be redeemed shall cease to accrue on such Redemption Date; and (vi) that the shares of

Series B Preferred Shares are being redeemed pursuant to either the Company’s (x) optional redemption right under Section 5(a) hereof or (y) special optional redemption right in connection with the occurrence of a Change of Control under Section 5(b) hereof, along with a brief description of the transaction or transactions constituting such a Change of Control. If a notice of redemption is duly mailed as aforesaid, then from and after the Redemption Date, (i) dividends on the Series B Preferred Shares so called for redemption shall cease to accrue, (ii) such shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of such Series B Preferred Shares shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon); provided, however, that no such rights shall terminate if the Company fails to provide funds sufficient to complete the redemption at the time and place specified for payment pursuant to the applicable redemption notice.

(f) If the Series B Preferred Shares are held of record by the Securities Depository or its nominee, the Company shall pay or cause to be paid the redemption price to the Securities Depository no later than the Redemption Date. The Securities Depository will be responsible for distributing, in accordance with its normal procedures, the amount of the redemption price to its participants who, in turn, will be responsible for holding or distributing such funds to beneficial owners of the Series B Preferred Shares in accordance with the instructions of such beneficial owners. If the Company gives or causes to be given a notice of redemption, then the Company shall deposit with the Registrar and Transfer Agent funds sufficient to redeem the Series B Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the Redemption Date, and will give the Registrar and Transfer Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon the actual or deemed surrender of the certificates therefor. The Company shall be entitled to receive from the Registrar and Transfer Agent the interest income, if any, earned on such funds deposited with the Registrar and Transfer Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited by the Company with the Registrar and Transfer Agent pursuant to this Certificate for any reason, including, but not limited to, redemption of Series B Preferred Shares, that remain unclaimed or unpaid two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request, after which payment of the holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company.

(g) Notwithstanding any notice of redemption, the Series B Preferred Shares shall not be redeemed until funds sufficient to pay the full redemption price of such shares, including all accrued dividends thereon specified in Section 5(c) hereof, have been paid to the holder or holders of the Series B Preferred Shares or deposited by the Company with the Registrar and Transfer Agent in the manner provided in Section 5(f) hereof.

(h) If fewer than all of the outstanding Series B Preferred Shares are to be redeemed, the number of shares to be redeemed shall be determined by the Company, and those shares will be redeemed by lot or such other method of selection determined by the Securities Depository, with adjustments to avoid redemption of fractional shares. Provided all shares of

Series B Preferred Shares are held of record by the nominee of the Securities Depository, the Company shall give notice, or cause notice to be given, to the Securities Depository of the number of Series B Preferred Shares to be redeemed, and the Securities Depository shall determine the number of Series B Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant holding more shares than the number subject to redemption will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series B Preferred Shares for its own account). Under such circumstances, a participant may determine to redeem Series B Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series B Preferred Shares from the accounts of other beneficial owners. If fewer than all of the Series B Preferred Shares represented by any certificate are called for redemption, upon the actual or deemed surrender of the certificate to the Registrar and Transfer Agent, the Registrar and Transfer Agent shall issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(i) Notwithstanding anything to the contrary in this Section 5, any redemption under this Section 5 may be effected only out of funds legally available for such purpose.

Section 6. Status of Acquired Shares. Any Series B Preferred Shares redeemed by the Company in accordance with Section 5 hereof, or otherwise acquired by the Company, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Company, unless otherwise provided by the Board.

Section 7. Ranking. The Series B Preferred Shares shall, with respect to the payment of dividends and the distribution of assets upon Liquidation of the Company, be deemed to rank:

(a) senior to all classes of Common Stock and to each other class or series of capital stock of the Company established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Junior Securities”);

(b) pari passu with the Series A Preferred Shares and any other class or series of capital stock of the Company established after the original issue date of the Series B Preferred Shares that is not expressly subordinated or senior to the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company, whether or not the dividend rates, dividend payment dates, redemption or liquidation prices per share or other similar terms thereof differ from those of the Series B Preferred Shares (“Parity Securities”); and

(c) junior to all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and each other class or series of capital stock of the Company expressly made senior to the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Senior Securities”).

Section 8. Voting Rights.

(a) Holders of the Series B Preferred Shares shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as on the terms and conditions set forth in this Section 8 hereof or as otherwise provided by the General Corporation Law of the State of Delaware.

(b) In the event that six quarterly dividends, whether consecutive or not, payable on the Series B Preferred Shares are in arrears, then:

(i) the number of directors constituting the Board will be automatically increased by two (but only if not already increased by two by reason of the election of directors by the holders of any outstanding Voting Preferred Securities); and

(ii) holders of outstanding Series B Preferred Shares will have the right, voting together as a single class with the holders of any outstanding Voting Preferred Securities, at the next meeting of stockholders called for the election of directors in accordance with the By-Laws and at each subsequent annual meeting, to elect two members of the Board (the “Preferred Stock Directors”), until such time as all dividends accumulated and in arrears on the Series B Preferred Shares have been paid in full. At the time such dividend arrearages have been paid in full, (1) the right of holders of outstanding Series B Preferred Shares to elect any Preferred Stock Directors will cease, (2) the term of any such Preferred Stock Directors shall immediately terminate and (3) the number of directors constituting the Board shall be reduced accordingly. However, after the dividends accumulated and in arrears have been paid and the right of such holders of Series B Preferred Shares and any such other holders of like voting rights to elect the Preferred Stock Directors has terminated, such right to elect the Preferred Stock Directors may be reinstated in the event of a subsequent arrearage of six additional quarterly dividends, as described in this Section 8(b).

(c) In no event whatsoever shall the total number of directors elected by holders of outstanding Series B Preferred Shares (whether voting separately or voting together as a single class with the holders of any outstanding Voting Preferred Securities), pursuant to the voting rights provided under Section 8(b) hereof exceed two.

(d) The directors elected at any such meeting pursuant to Section 8(b) hereof shall serve until the next meeting of stockholders called for the election of directors and until their successors are duly elected and qualified or until such person’s earlier death, resignation or removal, if such term shall not have previously terminated as provided in this Section 8. If, at any time when the voting rights conferred upon the Series B Preferred Shares are exercisable, any vacancy in the office of a Preferred Stock Director shall occur, a successor shall be elected by the Board, upon the nomination of the then-remaining Preferred Stock Director or any successor thereof (or, in the absence of any such director, upon the nomination of the holders of a majority of the votes entitled to be cast by holders of outstanding Series B Preferred Shares and any outstanding Voting Preferred Securities), to serve until the next meeting of the stockholders called for the election of directors and until their successors are duly elected and qualified or until such person’s earlier death, resignation or removal, if such term shall not have previously terminated as provided in this Section 8. Any Preferred Stock Director may be removed only by the affirmative vote or consent of a majority of the votes entitled to be cast by holders of outstanding Series B Preferred Shares and any outstanding Voting Preferred Securities, and may not be removed by the holders of the Common Stock. Any Preferred Stock Directors elected by the holders of the Series B Preferred Shares and any Voting Preferred Securities under this Section 8 shall each be entitled to one vote per director for any matter on which the Board is entitled to vote.

(e) Subject to Section 8(g) hereof, so long as any Series B Preferred Shares are outstanding, the affirmative vote of the holders of at least two-thirds of the Series B Preferred Shares at the time outstanding, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for approving, effecting or validating any amendment, alteration or repeal of any of the provisions of the Restated Certificate of Incorporation or this Certificate that adversely affect the rights, preferences or powers of the holders of the Series B Preferred Shares.

(f) In addition, subject to Section 8(g) hereof, so long as any Series B Preferred Shares are outstanding, the affirmative vote of the holders of at least two-thirds of the Series B Preferred Shares at the time outstanding, voting as a single class together with the holders of any outstanding Voting Preferred Securities, shall be required prior to the Company’s issuance of:

(i) any Parity Securities if the cumulative dividends payable on outstanding Series B Preferred Shares are in arrears; or

(ii) any Senior Securities.

(g) Notwithstanding anything to the contrary in Section 8 hereof:

(i) the Company may, without the vote or consent of the holders of the Series B Preferred Shares, (A) amend in accordance with the General Corporation Law of the State of Delaware the provisions of the Restated Certificate of Incorporation to increase the authorized number of shares of Preferred Stock or (B) exercise the rights reserved to it under Section 1 hereof; and

(ii) none of the voting rights provided for under Section 8 hereof will apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Shares have been (A) redeemed or called for redemption upon proper notice and sufficient funds have been deposited to effect such redemption or (B) otherwise purchased by the Company.

(h) For purposes of this Section 8, with respect to any matter as to which the holders of Series B Preferred Shares are entitled to vote as a class, such holders shall be entitled to one vote per share; provided, however, that if in the future the liquidation preference per share of the Series B Preferred Shares and any other Voting Preferred Securities differ, the Company shall endeavor to take all reasonable steps to ensure that the voting power of all such holders is based upon their ratable portion of the aggregate liquidation preference of all such shares.

Section 9. Net Worth Covenant. The Company shall not permit its Net Worth to Preferred Stock Ratio to be less than 1.00. The Company shall not declare, pay or set apart for payment any cash dividend on any Junior Securities unless the Company is in compliance with the covenant described in this Section 9. Compliance with the foregoing covenant shall be measured on the last day of each of the Company’s fiscal quarters, commencing with the quarter ended June 30, 2013. Within 60 days after the end of each fiscal quarter, the Company shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described in this Section 9. Each such certificate shall be made available to the holders of the Series B Preferred Shares upon written request to the Registrar and Transfer Agent. The Company shall mail, within five Business Days of the discovery thereof, to all holders of the Series B Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described in this Section 9. Other than the limitation on the Company’s ability to pay dividends specified in this Section 9, the Company’s failure to comply with the covenant described in this Section 9 will have no effect on the preferences, powers or rights of the Series B Preferred Shares.

Section 10. Record Holders. The Company and the Registrar and Transfer Agent shall deem and treat the record holder of any Series B Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor the Registrar and Transfer Agent shall be affected by any notice to the contrary.

Section 11. Sinking Fund. The holders of Series B Preferred Shares shall not be entitled to (i) any mandatory redemption rights, (ii) payment of a principal amount at any particular date, (iii) the benefits of any retirement or sinking fund, or (iv) require the Company to set aside funds to secure the Company’s obligations under the Series B Preferred Shares.

Section 12. Conversion; Preemptive Rights. The Series B Preferred Shares shall not be convertible into or exchangeable for Common Stock or any other securities or property of the Company. The holders of the Series B Preferred Shares shall not be entitled or subject to any preemptive or similar rights.

Section 13. Additional Issuances. The Board may issue additional Series B Preferred Shares or Junior Securities from time to time in one or more series without the consent of the holders of the Series B Preferred Shares.

Section 14. Book Entry. All Series B Preferred Shares shall initially be represented by a single global certificate issued to The Depository Trust Company and its successors or assigns or any other securities depository selected by the Company (the “Securities Depository”), and registered in the name of its nominee. The Series B Preferred Shares shall continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series B Preferred Shares shall be entitled to receive a certificate evidencing such shares, except in limited circumstances. As long as the Securities Depository (or its nominee) remains the sole holder of the Series B Preferred Shares, no beneficial holder of the Series B Preferred Shares shall be deemed to be a stockholder of the Company.

Section 15. Amendments. To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Company, acting through its Board or a duly authorized committee thereof, may, without the approval or consent of the holders of any outstanding class or series of the capital stock of the Company, supplement or amend this Certificate to cure any ambiguity, defect or inconsistency, to provide for the assumption of the Company’s obligations to holders of Series B Preferred Shares in the case of a merger, consolidation or share exchange that constitutes a Change of Control, to make any change that would provide any additional rights or benefits to the holders of the Series B Preferred Shares, or to make any other changes to the designations, powers, preferences, rights, qualifications, limitations or restrictions applicable to the Series B Preferred Shares or their holders, subject in all such cases to (i) the voting rights of the holders of the Series B Preferred Shares specified in Section 8(e) and Section 8(f) of this Certificate and (ii) the voting rights of the holders of any other class or series of outstanding Preferred Stock specified in the Restated Certificate of Incorporation, including in any other certificate of designations prepared and filed in accordance with Section 151 of the General Corporation Law of the State of Delaware.

Section 16. Interpretation; Construction. For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in Section 9 hereof is to be construed in accordance with U.S. GAAP in effect as of January 1, 2013. Any statute, instrument, rule or codification referred to herein, or any section thereof, means such statute, instrument, rule, codification, or section thereof, as from time to time amended, modified, supplemented, recodified or renumbered.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations, Preferences and Rights to be duly executed and acknowledged by Manuel G. Estrada, its Vice President and Chief Financial Officer, as of this 31st day of July, 2013.

International Shipholding Corporation

By:	/s/ Manuel G. Estrada
Manuel G. Estrada
Vice President and Chief Financial Officer